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                             October 31, 2023

       Andy Jin
       CEO
       NOCERA, INC.
       3F (Building B) , No. 185 , Sec. 1 , Datong Rd .
       Xizhi Dist. , New Taipei City 221
       Taiwan (R.O.C.)

                                                        Re: NOCERA, INC.
                                                            Form 10-K/A filed
September 6, 2023
                                                            Correspondence
filed October 27, 2023
                                                            File No. 1-41434

       Dear Andy Jin:

               We have reviewed your October 27, 2023 response to our comment letter and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.
       After reviewing your response to this letter, we may have additional comments.

       Correspondence filed October 27, 2023

       Note 23, page F-40

   1. We understand that you are not able to file the required historical and pro forma financial statements for the
September 2022 acquisition of Meixin, a food processing and catering company established in
2003. Given that the acquisition is included in your audited
                                                        December 31, 2022
balance sheet, it appears that the missing information includes an audited Meixin income
statement for the year ended December 31, 2021, and an unaudited
                                                        Meixin income statement
for the six months ended June 30, 2022, as well as the
                                                        corresponding pro forma
income statements. The applicable guidance is Article 8-04 of
                                                        Regulation S-X. See
also the analogous guidance in Article 3-05 (b) (4)(iii) of Regulation
                                                        S-X.
 Andy Jin
NOCERA, INC.
October 31, 2023
Page 2


       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

FirstName LastNameAndy Jin                               Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameNOCERA, INC.
                                                         Services
October 31, 2023 Page 2
cc:       Andy Jin
FirstName LastName